MAIL STOP 3561

April 21, 2010

Mr. Thomas W. Itin, CEO
LBO Capital Corp.
23399 Commerce Dr., Ste B-1
Farmington Hills, Michigan 48335

      Re: LBO Capital Corp.
                Form 10-K for the Fiscal Year ended December 31, 2008
                Supplemental draft of revised Form 10-K received April 16, 2010
                April 19, 2010 supplemental letter with attachments

Dear Mr. Itin:

We have reviewed your supplemental submissions for compliance with comments 1-9 and 13-17 of our July 10, 2009 comment letter, and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with other comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 3

1. Please expand your disclosure about each material agreement to disclose all principal terms including, for example, the term of the agreement, any material conditions for the continuation of the agreement such as payment or sales obligations, the effects if these conditions are not satisfied, and termination/default provisions.

2. Please explain how ADCI "obtained a patent" for the tire pressure monitoring system. If the patent was transferred to ADCI, please file the agreement as a material contract and disclose its principal terms.

3. Please disclose and describe LBO's rights under the November 1, 2008 agreement.

4. We note the NVH Solutions license attached to the April 19, 2010 letter as exhibit 10. Please direct our attention to the disclosure about this agreement or revise as necessary.

5. The Lasera agreements refer to Global Tech as licensee, and 3DM Worldwide as the owner, of three patents or patent applications. Please direct our attention to the agreements and the provisions of those agreements that license those patents or patent applications to Global Tech.

6. Please add disclosure to explain the relationship between the September 27, 2008 addendum to exclusive license agreement and the September 27, 2008 exclusive license agreement. Please disclose all principal terms of these agreements. For example, we note that the addendum and exclusive agreement refers to a $50,000 minimum royalty beginning in the third year. The exclusive license agreement also refers to royalties based on net sales prices.

7. Please explain in everyday language the scope of the license granted to Lasera, including the term "encapsulated anti-ballistic materials."

8. Please provide a full description of the powder impression molding system and blow molding system using everyday language.

9. Please explain the basis for the claims about the Ecoplastifuel technology. Please file any material contracts as exhibits to the Form 10-K.

10. Please file as an exhibit the 2003 license covering the "transense surface acoustic wave type sensor technology" as discussed at the bottom of page three.

11. Please continue to revise your disclosure to describe your current and proposed business activities according to Item 101(h) of Regulation S-K. For example, please provide the disclosure called for by Item 101(h)(4)(vii). Please identify each material patent, disclose its duration, name the owner of the patent, and describe the registrant's rights in the patent. Please specify any intellectual property which is not covered by a patent. Please provide the required government regulation, research and development and competition disclosures. With regard to competition, please disclose the competition relative to your technologies.

Liquidity and Capital Resources, page 10

12. Please revise to comply with comment eight of our July 10, 2009 letter. Please identify and quantify material known liquidity needs or capital expenditures, providing all of the disclosure required by Item 303(a)(1) and (2) of Regulation S-K. In this regard, we note the Georgia activity, research and development to be conducted by Ecoplastifuel, Load Hog kit manufacturing, payments due under licensing agreements, etc.

13. Please explain or revise the disclosures under this heading given the uncertainty of payments disclosed in the business section.

Director, Executive Officers…., page 16

14. We note the Mr. Mario DiNello is designated as an officer of your subsidiaries in material contracts. Further, in March 2009, Mr. DiNello, as COO of the registrant, signed various agreements with Capital Plus. Please explain to us why he is not identified as an executive officer of the registrant or revise your disclosure. Note that executive officers of a subsidiary may be deemed to be an executive officer of the registrant if they perform policy making functions for the registrant. See Rule 405 of Regulation C.

Executive Compensation, page 20

15. Please comply with comment 14 of our July 10, 2009 comment letter. In this regard, as part of your response, the summary compensation table should cover 2007 and 2008 and include compensation paid by First Equity and equity awards. Please also include the outstanding equity awards and directors compensation tables.

16. The Board minutes approving the First Equity Corporation proposal, listed as item 20 in your April 19, 2010 letter, do not appear to be provided. Please file.

Security Ownership …. page 24

17. Please disclose the individuals who are the beneficial owners of the shares held by Longborough Capital.

Certain Relationships, …, page 24

18. For each related party, please disclose the nature of the relationship between the registrant and the related party.

19. We note the $1.24 million note payable to American Plastic Processing Products, attached to the April 19, 2010 letter. Please disclose this transaction as well as related transactions according to Item 404.

Exhibit index

20. Please list in the exhibit index all of the exhibits required to be filed as exhibits to the Form 10-K. See Item 601 of Regulation S-K for the exhibits required to be included in Form 10-K. The exhibits should be numbered as specified in Item 601. For example, the articles and bylaws should be numbered 3.1 and 3.2, respectively. Material contracts should be numbered 10.1, 10.2, etc.   If any exhibits are incorporated by reference, please incorporate in the manner specified by Rule 12b-32 under the 1934 Act. See Item 601(1) of Regulation S-K.

Exhibits

21. Please file executed copies of all material contracts. In this regard, the GTI Credit Agreement has not been executed.

22. Please file the note payable to Longborough Capital as an exhibit.

23. Please file the Load Hog Industries, Inc. agreement as an exhibit.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

Any questions regarding the financial statements may be directed to John Archfield at (202) 551-3315. Questions on other disclosure issues may be directed to me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director